Report to:

GREAT PANTHER RESOURCES LTD.

Topia Mine Project
Resource Estimate for the Argentina Veins

Document No. 0652530201-REP-R0001-03

Report to:

GREAT PANTHER RESOURCES LTD.

TOPIA MINE PROJECT
RESOURCE ESTIMATE FOR
THE ARGENTINA VEINS

AUGUST 2009

Prepared by	“Original document signed by	Date	“August 13, 2009”
Michael Waldegger, P.Geo”
	Michael Waldegger, P.Geo.		August 13, 2009

Reviewed by	“Original document signed by	Date	“August 13, 2009”
Gilles Arseneau, P.Geo”
	Gilles Arseneau, P.Geo.		August 13, 2009

Authorized by	“Original document signed by	Date	“August 13, 2009”
Peter Wells, A.Sc.T., B.Comm.”
	Peter Wells, A.Sc.T., B.Comm.		August 13, 2009
GA/alm

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

R E V I S I O N H I S T O R Y

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	Sept. 19/08	M.W. Sept. 19/08	G.A. Sept. 19/08	P.W. Sept. 19/08	First draft issued to Client.
01	Feb. 27/09	M.W. Feb. 27/09	G.A. Feb. 27/09	P.W. Feb. 27/09	Second draft issued to Client.
02	July 16/09	M.W. July 16/09	G.A. July 16/09	P.W. July 16/09	Final draft issued to Client.
03	Aug. 13/09	M.W. Aug. 13/09	G.A. Aug. 13/09	P.W. Aug. 13/09	Final report issued.

.

T A B L E O F C O N T E N T S

L I S T O F T A B L E S

L I S T O F F I G U R E S

Figure 4.1	Location Map	8
Figure 7.1	Simplified Property Geology Map	16
Figure 17.1	Comparison of Block NSR with Original Sample NSR at Level 1591	34

1 . 0	S U M M A R Y

The Topia Silver-Lead-Zinc Mine property is located in the heart of the Topia Mining District in west-central Durango State, Mexico. The exploration concessions are 100%-owned by Great Panther Resources Ltd.’s (Great Panther) Mexican subsidiary, Minera Mexicana el Rosario, SA de CV. Great Panther completed the most recent diamond drilling campaign on the property between 2004 and 2008. A total of 81 diamond drill holes have been drilled on the property with 16 holes being targeted specifically at the Argentina vein system. Wardrop Engineering Inc. (Wardrop) has been commissioned to prepare a Technical Report on the Topia Mine property with specific emphasis on the Argentina vein.

The Topia property is located within the Sierra Madre Occidental mountain range. The terrain is quite steep and rugged with elevations ranging from approximately 600 m in the river valleys in the western portion of the property, and rising to nearly 2000 m in the northeastern portion of the property. The town of Topia is fairly small and remote; however, the town does offer adequate resources and infrastructure to carry out a small-scale mining operation. With a population of 3,500, and many inhabitants having already worked in a mine, the town offers an excellent labour pool.

The Topia Mining District was one of the earliest exploited geological regions in Mexico, with small-scale mining first reported in 1538 by the local villagers of Topia. The Sierra Madre Occidental is a geological region with prolific precious metal production to pre-colonial times. The Spaniards are claimed to have first visited the area in 1569 and, by the early 1600s, the first mineral concessions were granted. In 1944, the Compania Minera Mexicana Peñoles, SA (Peñoles) acquired the mines located in the Topia district. Records for Peñoles' 38 years of production indicate average mill head grades of 437 g/t silver, 0.87 g/t gold, 3.9% lead, and 4.2% zinc. Peñoles operated the Topia plant from 1951 until 1990.

The Topia project lies on the western flank of the Sierra Madre Occidental geological province. The Sierra Madre Occidental is a linear volcanic belt of Tertiary age orientated north-northwesterly. It is approximately 1,200 km long and varies in width between 200 and 300 km. The Topia volcanic pile consists of a 1 km thick lower volcanic series consisting of andesite lavas and pyroclastics of late Cretaceous to early Tertiary age. This unit has been subdivided into three members named (from oldest to youngest) Santa Ana, El Carmen, and Los Hornos.

The Topia area is host to numerous faults and veins. There are predominantly 2 sets of faulting – the northwest lying from 320° to 340°, and the northeast between 50° and 70°. The northeast series of faults generally dip steeply to the southeast and most of them have been mineralized forming the many veins mined in the Topia Mining District.

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The veins at Topia can be classified as adularia-sericite-type, silver-rich, polymetallic, and base-metal veins. The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 500 g/t silver. The ores are found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastic rocks.

Great Panther conducted an 81-hole (16,458-m) diamond drilling program that tested 5 separate areas on the property. The main goal of the drill program was to test the strike, dip, and grade continuity of the veins beyond the mine workings.

During 2005 and 2006, Great Panther staff re-established access to the Topia Mine levels (on the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins) and re-sampled several exposed veins within the mine. This program was aimed at verifying some of the previous sampling carried out by Peñoles and confirming that the resource blocks outlined by Peñoles were viable targets.

A total of 10,395 underground chip samples were collected (4,360 by Peñoles and 6,035 by Great Panther). These, along with the 81 drill hole intersections, form the database for resource estimation.

The assay data was evaluated at different capping levels and Wardrop decided to cap silver at 2,000 g/t, gold at 6 g/t, and lead and zinc at 20%.

As part of the 2009 resource update for the Topia Mine, Wardrop re-estimated mineral resources for the Argentina vein system only. Resources for the other vein systems remained unchanged from the estimate prepared by Wardrop in 2006. Table 1.1 and Table 1.2 summarize the capped and uncapped mineral resources at a US$75 net smelter return (NSR) cut-off for the Argentina vein only.

Table 1.1           Capped Mineral Resources at US$75 NSR Cut-off

Veins	Cut-off	Tonnage	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Class
Argentina	Measured >$75	40,015	669	0.704	6.85	4.78	1.0 (Measured)
	Indicated >$75	77,229	642	0.713	6.12	4.58	2.0 (Indicated)
	Inferred >$75	152,189	690	0.972	5.36	3.67	3.0 (Inferred)
Measured + Indicated		117,244	651	0.710	6.37	4.64

Veins	Cut-off	Tonnage	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Class
Argentina	Measured >$75	40,192	901	0.732	7.74	4.94	1.0 (Measured)
	Indicated >$75	77,505	836	0.733	6.81	4.74	2.0 (Indicated)
	Inferred >$75	152,356	834	0.989	5.84	3.72	3.0 (Inferred)
Measured + Indicated		117,697	858	0.732	7.12	4.81

Table 1.2           Uncapped Mineral Resources at US$75 NSR Cut-off

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The effective date of the estimate is March 31, 2009. The NSR includes a 33% dilution factor and is based on US$12.50/oz Ag, US$890/oz Au, US $0.625/lb Pb, and US$0.625/lb Zn. Recoveries as estimated by the Topia mill are 87% for Ag, 85% for Au, 92.2% for Pb, and 82% for Zn.

The Topia Mine is producing at a rate of approximately 160 t/d but there are no current mineral reserves defined for the mine. Wardrop has not carried out the work necessary to determine if any of the mineral resources could be upgraded to mineral reserves. The mineral resources detailed in this report have not demonstrated economic viability and do not constitute mineral reserves as defined in Section 1.3 of National Instrument 43-101 (NI 43-101).

The mineral resources estimated for the Topia Mine only represent the area where the veins have been exposed in underground workings. Given the good continuity of the vein structures, it is likely that additional mineral resources could be discovered at Topia by exploring along the strike extensions of the known veins such as west of the Argentina workings and both east and west of the La Dura workings.

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2 . 0	I N T R O D U C T I O N A N D T E R M S O F R E F E R E N C E

2 . 1	I N T R O D U C T I O N

The Topia Silver-Lead-Zinc Mine property is located in the heart of the Topia Mining District in west-central Durango State, Mexico. Lying approximately 100 km northeast of Culiacán by air, the property consists of 3 discreet blocks of mineral exploitation concessions encompassing 1,500 ha, as well as an additional 4,844 ha of exploration concessions acquired by staking in 2004. The exploration concessions are 100%-owned by Great Panther's Mexican subsidiary, Minera Mexicana el Rosario, SA de CV (MMR).

Great Panther completed the most recent diamond drilling campaign on the property in 2004 and 2005, consisting of 30 diamond drill holes (totalling 7,437 m) on 5 separate areas of the property. Three of these areas (Las Trancas, Don Benito, and Hormiguera) represent portions of the same vein that extends for more than 4 km across the property. The 2 other areas represent parallel vein systems approximately 1 km to the northwest (Argentina), and 2 km to the southeast (El Rosario). Several other veins are known on the property and have yet to be fully explored and drilled. Following the success of a 2004/2005 diamond drilling campaign, Great Panther exercised an option to earn a 100% interest in the exploitation concessions.

2 . 2	T E R M S O F R E F E R E N C E

In 2006, Great Panther (TSX:GPR) commissioned Wardrop to prepare a Technical Report on the Topia Mine property in eastern Durango State, Mexico. This report was prepared in compliance with NI 43-101 to provide a current mineral resource estimate for the property. The 2006 report is filed and available on SEDAR.

Great Panther requested that Wardrop prepare an updated mineral resource estimate for the Argentina vein in February of 2009. This updated estimate was to incorporate results of recent diamond drilling as well as additional underground channel sampling by Great Panther. This report summarizes the result of the revised resource estimate for the Argentina vein. Resources for the other veins remain unchanged as little or no mining has been carried out in areas where the 2006 resource had been estimated. The author, Dr. Gilles Arseneau (P.Geo.) visited the property from October 2 to 6, 2006 and October 26 to 28, 2007.

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The following abbreviations are used in this report:

acre	ac
atomic absorption	AA
BSI Inspectorate of Mexico	BSI
Canadian Institute of Mining, Metallurgy & Petroleum	CIM
Compania Minera Mexicana Peñoles, SA	Peñoles
day	d
dollar (Canadian)	Cdn$
dollar (US)	US$
feet	ft
grams	g
grams per tonne	g/t
Great Panther Resources Ltd.	Great Panther
hectare	ha
inductively coupled plasma	ICP
kilometre	km
metre	m
million tonnes	Mt
Minera Mexicana el Rosario, SA de CV	MMR
MineStart Management Inc	MineStart
National Instrument 43-101	NI 43-101
net smelter return	NSR
ordinary kriging	OK
ounce	oz
pound	lb
specific gravity	SG
square kilometres	km2
three-dimensional	3D
Wardrop Engineering Inc.	Wardrop

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3 . 0	R E L I A N C E O N O T H E R E X P E R T S

This Technical Report makes use of relevant and appropriate data retrieved from previous reports, program updates, consultant reports, and corporate press releases available for review. Wardrop has relied on data provided by Great Panther with respect to the existing title on the property; Wardrop has not carried out an independent title search on the property. Similarly, Wardrop has relied on data provided by Great Panther with respect to legal and environmental status of the property as well as the political situation in Mexico.

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4 . 0	P R O P E R T Y D E S C R I P T I O N A N D L O C A T I O N

4 . 1	P R O P E R T Y L O C A T I O N

The Topia property is centred at latitude 25°12’27” and longitude -106°34'13”, in the heart of the Topia Mining District in west-central Durango State, Mexico (Figure 4.1) . The property is accessible by road from the city of Durango by travelling north for approximately 200 km, and by travelling 150 km west on a paved and gravel road to the municipality of Topia.

4 . 2	P R O P E R T Y D E S C R I P T I O N

The Topia property is comprised of 3 discreet groups of surveyed mineral exploitation concessions encompassing 1,500 ha, and an additional 4,844 ha of exploration concessions acquired by staking in 2004. Encompassing a total of 57 mineral concessions, the three parcels are the Topia, Las Papas, and Torance (Jarillal) groups (Table 4.1) .

Topia is the largest claim group with 30 claims totalling 1,277 ha covering most of the Topia Mine workings and tailings, as well as the town of Topia. The Las Papas claim group covers an area of 309 ha and is located approximately 10 km northeast of the town of Topia. Located 6 km east of Topia, near the town of Torance, the two Jarillal claims cover an area of 52 ha. All exploration concessions are 100% owned by Great Panther's Mexican subsidiary, MMR.

In addition to the three aforementioned claim groups, Great Panther, through its Mexican subsidiary, has staked and recorded a major exploration concession (Topia II), which overlies the Topia group. Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all mineral concessions as part of the field staking.

In February of 2005, Great Panther exercised its option to acquire a 100% interest in the Topia exploitation concessions. Upon signing of the formal purchase agreement on June 30, 2005, Great Panther made payments totalling approximately US$540,000 to the Vendor and to two divisions of Peñoles, these latter payments being part of the assumed debt. A further payment of US$300,000 was made to the Vendor in August of 2006 and regular payments are made to Peñoles with each shipment of concentrate in order to pay down the debt. The balance (approximately US$1 million) of the US$2.65 million purchase price was paid out of the proceeds of

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production. In addition to the claims, the option to purchase agreement includes the 200 t/d mill, buildings, offices, houses, and workers quarters as well as some underground mining equipment and surface vehicles. There is no underlying royalty on the property.

Figure 4.1           Location Map

Table 4.1 Summary of Mineral Concessions

Concession Group	Type	No. of Claims	Tenure Holder	Area (ha)
Topia	Exploitation	30	Cia Minera de Canelas y Topia SA de CV	1,277
Las Papas	Exploitation	4	Cia Minera de Canelas y Topia SA de CV	228
Torance	Exploitation	2	Cia Minera de Canelas y Topia SA de CV	52
Topia II	Exploration	14	Cia Minera de Canelas y Topia SA de CV	4,844

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4.2.1	ENVIRONMENTAL CONCERNS

Environmental protection regulations in Mexico are described as similar to those in North America. Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

All permits are in place for the Topia Mine operation. Wardrop has not reviewed the environmental permits at Topia; instead, we have relied on information provided by Great Panther.

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5 . 0	A C C E S S I B I L I T Y , C L I M A T E , L O C A L R E S O U R C E S , I N F R A S T R U C T U R E , A N D P H Y S I O G R A P H Y

5 . 1	A C C E S S I B I L I T Y

The property is situated in the municipality of Topia in west central Durango State, Mexico. Culiacán, the nearest city, has a population of 1,750,000 and is located 100 km to the southwest of Topia.

From the city of Durango, access is gained by travelling north from the city via paved highway #23 through the city of Santiago Papasquiaro, then west on a paved and gravel road to the town of Topia (a distance of approximately 150 km). The total driving time from Durango is approximately 8 hours. Within the town of Topia, paved roads provide access to the mill as well as to the tailings and airstrip. A network of narrow, gravel roads connect the town to outlying mines. A new road, which is being built to link Santiago Papasquiaro to Culiacán, will pass near Topia and is expected to allow about a 3-hour journey to Culiacán.

Topia is also accessible by air, with daily small-plane flights to Culiacán available from a 500 m-long gravel airstrip located on the east side of the town. Flight time from Culiacán is less than 1 hour and costs approximately US$100 each way.

5 . 2	P H Y S I O G R A P H Y A N D C L I M A T E

The Topia property is located within the Sierra Madre Occidental mountain range. The terrain is quite steep and rugged with elevations ranging from approximately 600 m in the river valleys in the western portion of the property, and rising to nearly 2000 m in the northeastern portion of the property.

The Topia Mine area is generally dry, except for the June to September rainy season when 200 to 500 mm of rain may fall. Winter frosts, as well as light snowfalls, are common due to cooler temperatures in the winter. The average annual temperature is 16.8°C. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year-round basis.

The Topia area is primarily comprised of creosote bush shrub land with mesquite, prickly pear, napal, and agave. Grasslands occur in the bottoms of basins, and upper elevations are densely wooded with pines and oaks. Logging is carried out on the plateaus above the property.

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5 . 3	I N F R A S T R U C T U R E A N D L O C A L R E S O U R C E S

The town of Topia is fairly small and remote; however, the town does offer adequate resources and infrastructure to carry out a small-scale mining operation. With a population of 3,500 and many inhabitants having already worked in a mine, the town offers an excellent labour pool. However, some of the more skilled positions may require outside recruitment. The town contains numerous stores, schools, restaurants, hotels, and a hospital. There are no banks or credit card facilities, although banks in Culiacán offer a telegraph service for sending money.

At present, Topia is connected to the national power grid. During past mining and mill operations, generators were used. Telephone lines can be found in the town but public access is limited. A library in town provides the only internet access; however, MMR has recently installed a satellite dish and is thus linked for telephone and internet services. Artesian springs located above Topia provide water to the town year-round by gravity. Most of the lower mine portals discharge water and the Victoria adit has provided enough water to supply milling activities in the past.

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6 . 0	H I S T O R Y

The Topia Mining District was one of the earliest exploited geological regions in Mexico, with small-scale mining first reported in 1538 by the local villagers of Topia. The Sierra Madre Occidental is a geological region with prolific precious metal production to pre-colonial times. The Spaniards are claimed to have first visited the area in 1569, and by the early 1600s, the first mineral concessions were granted. Under Spanish rule, the village of Topia was destroyed twice by Native Indian attacks, first in 1616 by the Tepahuanos and again in 1776 by the Cocoyames.

By 1870, Topia entered into a new era of prosperity with the exploitation of the near surface deposits by at least five companies. The exploitation of silver and gold in this region continued until the Mexican Revolution in 1910. During this time, the majority of products and supplies were transported by mule approximately 150 km to Tepehuanes. Loucks (Loucks et al., 1988) reported that production during this period ranged between US$10 M to US$20 M, which could be equated to between 15 and 30 million ounces of silver and 25,000 to 50,000 ounces of gold. Loucks estimated production based on recent metal recovery ratios for Topia, along with historic metal prices.

In 1944, the Peñoles acquired the mines located in the Topia district. Based on their exploration in 1951, Peñoles completed the construction of a flotation plant described as having a capacity of 200 t/d. The on-site mill complex treated the ore and produced lead and zinc concentrates that were shipped to the Peñoles smelter in Torreón. Records for Peñoles' 38 years of production indicate average mill head grades of 437 g/t silver, 0.87 g/t gold, 3.9% lead, and 4.2% zinc. Overall average metal recoveries were 86% silver, 55% gold, 94% lead, and 85% zinc. Peñoles operated the Topia plant from 1951 until 1990 when a combination of low metal prices and labour pressures to form a union convinced Peñoles to cease operations. Mario Macias, a former mine manager for Peñoles, subsequently negotiated a trade of the Topia Mine for one of his own properties. The Topia Mine continued to operate on a small-scale until 1999 under Macias’ company, Minera de Canelas y Topia SA de CV.

Post-1989 production totalled 56,989 tonnes and was largely from selective mining of pillars and existing known resources at mine closure. According to Peñoles records, the calculated "Economic Mineral Inventory" for the mine as of September 30, 1988, included 172,200 tonnes of "Proven and Probable Reserves" grading 0.79 g/t gold, 339 g/t silver, 2.94% lead, and 3.29% zinc. This is a historical estimate and does not follow the prescribed terminology of NI 43-101 and should not be relied upon as it is no longer relevant.

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Total historical production for the district, since records have been kept, has been estimated at 15.4 million ounces of silver and 18,500 ounces of gold in the lead and zinc concentrates. In addition to Peñoles’ own mines output, the Topia mill buys additional ore from nearby small mining operations, accounting for about 5% of the mill feed.

The Topia Mine was recently put back into production after a six year hiatus. Up until mid-March 2005, the mill was operating at ~25% capacity (50 t/d), processing ore grading 710 g/t silver, 5.5% lead, and 6.0% zinc from three levels of the "1522" area of the mine. During the second half of 2005, Great Panther re-furbished and re-commissioned the mill and has gradually increased the throughput at the plant to the current 160 t/d. Production in November 2006 was 3,038.02 tonnes with a head grade of 367 g/t Ag, 0.83 g/t Au, 3.68% Pb, and 4.3% Zn.

During 2005 and up to present, MMR staff has been re-accessing the Topia Mine levels (on the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins) and re-sampled parts of the veins as part of a due diligence on the Peñoles sampling. This re-sampling, combined with the sampling carried out by Peñoles, forms the basis for the current mineral resource estimate.

Since 2006, MMR has been collecting underground exploration and production channel samples from all stopes and development drifts. MMR has also carried out an exploration diamond drilling program targeting the Argentina vein structure. The basis of this work forms the foundation for the resource estimate presented in this report.

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7 . 0	G E O L O G I C A L S E T T I N G

7 . 1	R E G I O N A L G E O L O G Y

Most of the following discussion is taken from a report by George Cavey dated November 2003, posted on SEDAR. Some sentences have been edited for consistency of the report.

The Topia project lies on the western flank of the Sierra Madre Occidental geological Province. The Sierra Madre Occidental is a linear volcanic belt of Tertiary age orientated north-north westerly. It is approximately 1,200 km long, and varies in width between 200 and 300 km. Regionally, the belt forms a broad anticlinal structure containing shallow dipping eastern flanks with more steeply dipping units in the west. The entire Sierra Madre Occidental is cut by numerous longitudinal faults. The volcanic activity that produced the bulk of the upper volcanic group ceased in late Oligocene, although there was some eruptive activity as recently as 23 million years ago or very early Miocene age.

The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of Basin and Range tectonics and opening of the Gulf of California. Therefore after all the volcanic activity, a period of peneplanation took place, and uplift began probably only toward the end of the Miocene with the onset of block faulting, that directly resulted in the present geomorphology of the belt.

7 . 2	P R O P E R T Y G E O L O G Y

The Topia volcanic pile consists of a 1 km-thick lower volcanic series consisting of andesite lavas and pyroclastics of late Cretaceous to early Tertiary age. This unit has been subdivided into three members named Santa Ana, El Carmen, and Los Hornos, from oldest to youngest (Figure 7.1) . All three units have been described by Peñoles geologists as dark purple-grey augite andesite porphyry. Individual units are generally tongue shaped wedging out to the west. Textures vary from tuffs to flows and agglomerates. Pillow structures can be seen often in outcrop. These units generally dip about 25° to the southwest and fluid inclusion data shows that this tilting of the andesite occurred prior to the mineralization of the veins (Loucks, 1988).

About 5 km southwest of Topia, there is a granodiorite stock in outcrop roughly 1.8 km by 3 km in size that has a K-Ar date of 46 million years (Loucks, 1988). This stock has altered andesite immediately east as well as the carbonate sediments to the west. A propylitically altered halo reportedly radiates 4 km from the stock; however, it is considered that this alteration did not seem to have any spatial relation

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to the mineralized veins in the area (Loucks, 1988). A smaller granodiorite body, only 50 m by 100 m, lies near the Animas vein. This small granodiorite (quartz monzonite) body may be a cupola on an inferred larger intrusion genetically related to mineralization (Loucks, 1988).

Felsic volcanic flows and ignimbrites unconformably overlie all of these early rocks. They are referred to as rhyolite volcanic rocks and are thought to be post mineralization and form the cliffs seen northeast of Topia. This series is roughly 600 m thick and is flat lying. The upper volcanic rhyolite series are neither altered nor mineralized.

The Topia area is host to numerous faults and veins. There are predominantly two sets of faulting, the northwest lying from 320° to 340° and northeast between 50° and 70°. The northeast series of faults generally dip steeply to the southeast and most of them have been mineralized forming the many veins mined in the Topia district.

The northwest faults are major features in the area. Most of these faults dip toward the northeast and some have had dykes intruded along them. There are diabase and rhyolite dykes along some of the northwest faults that post-date and offset mineralization and may be feeders of the overlying rhyolite volcanic rocks. Some of the northwest faults can be seen to displace the overlying rhyolite volcanic rocks at surface.

The northwest faults are normal faults that mine geologists have shown to have some rotational aspect with displacements increasing to the southeast. Displacements vary between 50 and 100 m along individual faults.

The northeast series of faults generally dip steeply to the southeast and most of them have been mineralized hosting the many veins mined in the Topia district. All of the faults in the Topia region seem to have been active both pre- and post-mineralization. They form an orthogonal set that provided conduits and cavities for hydrothermal fluid movement and precipitation. There are so many faults and veins that following them and estimating exact offsets is sometimes difficult.

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Figure 7.1           Simplified Property Geology Map

N
TOPIA
TOWNSITE
Tr
TQa
Tkst
Tkct
Tkc
Tkh
Tkht
Tks
TkH
Td
Trd
GEOLOGICAL LEGEND
TQa
Tr
Trd
Td
Tkht Tkh
Tkct Tkc
Tkst Tks

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8 . 0	D E P O S I T T Y P E

Mexico, the largest silver producer in the world, is home to many silver-gold districts, including the Topia silver-lead-zinc epithermal vein deposit. In general, the veins of the Topia district have formed along the northeast series of faults, with mineralization limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesite.

Essentially, the veins at Topia can be classified as adularia-sericite-type, silver-rich, polymetallic base-metal veins. The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 500 g/t silver. The ores are found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastics. Deposits are usually characterized by multiple veins in areas of 10 to 15 km2 with individual veins generally less than 2 m in thickness but up to 3 km in length. Mineralization is said to occur within a 300 m to 450 m vertical zone.

These epithermal deposits are commonly formed during the later stages of igneous and hydrothermal activity generated from quartz-monzonite intrusions. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks.

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9 . 0	M I N E R A L I Z A T I O N

The Topia area is host to numerous faults and veins that strike between 50° and 70° and dip steeply southeast.

The veins consist mainly of massive galena-sphalerite-tetrahedrite with quartz, barite, and calcite. Mineralization was deposited as cavity-filling and generally formed large, millimetre-scaled crystals of galena and sphalerite. Veins do not appear to display local metal zoning but the veins in lower part of the mine appear to contain higher gold content than those veins found at higher elevation within the mine.

The veins range in thickness from a few centimetres to two metres. They are very continuous along strike, with the main veins extending more than 4 km. The Madre vein has been mined for 3.5 km and the Cantanranas vein for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse grained quartz rich filling and upwards to barren cherry quartz-calcite-barite rich vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for good ground conditions within the mine.

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1 0 . 0	E X P L O R A T I O N

Great Panther conducted a 124 hole (20,861 m) diamond drilling program that tested 5 separate areas on the property. Three of these areas (Las Trancas, Don Benito, and Hormiguera) represent portions of the same vein that extend for more than 4 km across the property. The 2 other areas represent parallel vein systems approximately 1 km to the northwest (Argentina) and 2 km to the southeast (El Rosario).

The main goal of the drill program was to test the strike, dip, and grade continuity of the veins beyond the mine workings. The program, which has tested only a small portion of the Topia property, was successful. Mineralized drill intersections correlate well with the historically mined veins, and composite assay grades show good similarity to the 38-year average mill feed.

In conjunction with the drill program, MineStart Management Inc. (MineStart) of North Vancouver, BC, was engaged to conduct an evaluation of the project, including a study on the resource potential of the existing mill tailings. The project evaluation led MineStart to classify the main tailings pile, located immediately south of the mill, as an Inferred Resource. The MineStart report has been filed with the regulatory authorities and is available for viewing on SEDAR. Wardrop has not reviewed the mine tailings or the mine tailings study as part of this report.

During 2005 and 2006, MMR staff re-established access to the Topia Mine levels (on the Dos Amigos, La Dura, El Rosario, Cantarranas, Madre veins) and re-sampled several exposed veins within the mine. This program was aimed at verifying some of the previous sampling carried out by Peñoles, and confirming that resource blocks outlined by Peñoles were viable targets. A total of 6,035 underground channel samples were collected by MMR staff.

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1 1 . 0	D R I L L I N G

The surface drilling was carried out by BDW drilling contractors. The holes were started at HQ size and then decreased to NQ. Down-hole survey control was measured with Tropari down-hole monitoring instrumentation. The holes ranged in length from 103 to 400 m with varying dips and bearings.

The16 hole drill program on the Argentina vein structure successfully tested a longitudinal area of some 100 m (vertical) by 100 m (horizontal) extending west of the Argentina mine workings. Table 11.1 provides a summary of the significant assay intersections.

Table 11.1           Selected Drill Hole Intersection from Surface Drilling

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
ST07-063	257.32	258.32	1.00	0.18	194	1.10	0.33
ST08-068	290.82	291.44	0.62	0.79	2,550	4.06	7.08
ST08-069	269.41	270.25	0.84	7.21	788	11.30	0.92
ST08-071	310.85	311.40	0.55	1.48	418	4.27	0.42
ST08-071	311.65	311.85	0.20	2.07	1,220	9.86	0.87
A01-04R	211.25	211.65	0.4	0.27	974	13	0.1
A01-04R	243.05	243.8	0.75	0.17	677	4.99	1.71
A02-04	270	270.6	0.6	0.47	1,750	7.85	8.56
A02-04	283.45	283.75	0.3	0.07	154	0.72	0.7
A03-04	224.2	224.5	0.3	0.41	472	0.52	0.42
A04-04	240.8	242	1.2	0.22	616	11.75	2.96
A04-04	246.5	246.85	0.35	0.2	1,110	7.63	12.1

Note: True widths are estimated to be 70-80% of core lengths

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1 2 . 0	S A M P L I N G M E T H O D A N D A P P R O A C H

The veins at Topia were all explored by drifting from 1950 to 1990 with occasional diamond drill holes to find faulted veins. Sampling of the veins in drifts and raises was conducted on 2 m lengths across the vein width or across the entire width of the vein if the vein width was less than 2 m. Channel samples were taken manually with hammer and chisel at waist height on the advancing face. Samples were plotted on level plans showing vein/sample width along with the silver, lead, and zinc grades.

As with many narrow vein mines, drifting often results in the loss of the vein either along a splay or faulted offset. Diamond drills were used to find these offset veins and sometimes drill ahead of development. Underground drilling produced BQ-sized core with reasonable recovery and some of the core is stored near the Argentina adit. Over the years much of the core has been subject to deterioration and, in fact, many of the veins defined by the holes have been mined out. A wheel splitter was used to split sections of the core for assay.

In addition to the underground drilling carried out by Peñoles, MMR drilled 124 surface diamond drill holes. Drill core samples taken by MMR from the surface drilling program since 2005 have been cut in half with a diamond saw. Samples were collected within lithological boundaries as much as possible with the majority of samples being less than 1 m and some less than 0.5 m in length.

Underground channel samples taken by MMR were collected across the mineralized veins with hammer and chisel. The sample was chiseled on the back of the drift and collected on a tarpaulin.

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1 3 . 0	S A M P L E P R E P A R A T I O N , A N A L Y S E S , A N D S E C U R I T Y

All samples from the underground channel sampling program were assayed on site at the laboratory adjacent to the mill. The laboratory contains equipment capable of both wet and dry assaying techniques of any required base or precious metal assay. Samples were dried and then crushed before being pulverized in disk pulverizers. The pulverized sample was then split for assay. Gold and silver analysis was then completed using fire assay techniques on site with gravimetric finish. The laboratory has both electronic and mechanical microbalances.

Wet processes were used for base metal analysis with either titration or atomic absorption (AA) analysis depending on the sample being analyzed. Assay results were checked against calculations of milling products by comparing head samples with stope samples. A second check on the laboratory is provided by the concentrate assays at the smelter.

Drill hole samples for the 2004/05 program were initially shipped for assay to BSI Inspectorate of Mexico (BSI) but Great Panther later switched to ALS Chemex, whose Mexican laboratory provided sample preparation and pulps then sent them to the ALS Chemex laboratory in North Vancouver, BC, for analysis. The drill hole samples for the 2007/08 program were shipped to SGS Mineral Services at their Durango, Mexico facilities.

Quality control was applied to silver assays by comparison between BSI and ALS Chemex. Splits of BSI rejects were sent to ALS Chemex. Assay techniques for silver were either four-acid digestion with AA or inductively coupled plasma (ICP) finish for high grade samples or fire assay with gravimetric finish.

Analyses of the underground channel samples collected by Peñoles were performed at the mine laboratory. Underground samples collected by MMR were analyzed by SGS Minerals Services in their Durango, Mexico, facilities and later by ALS Chemex of Vancouver.

MMR contractors carried out all the core logging, sample splitting, preparation bagging tagging, and delivery to the assay laboratory. All the cores are stored under lock and key in a shed on the mine property.

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1 4 . 0	D A T A V E R I F I C A T I O N

Wardrop carried out a field visit to verify the geology of the site, become familiar with the surface geology and property layout, visit the underground to examine the mining techniques, and view the mineralization in situ. A total of four days and two separate visits were spent examining the underground workings and several mineralized veins at various elevations. Wardrop also collected a few representative grab samples of the mineralization. Overall, the mineralized veins are very narrow, less than 0.5 m, but extremely continuous. Veins that are less than 0.3 m could be traced underground along several tens to hundreds of metres. The veins are off-set by vertical and shallow-dipping faults along the drifts but the off-sets are generally in the order of 2 to 3 m only.

Wardrop also verified 280 assay values against original assay sheets, about 6% of the total assays in the database. A total of eight data entry errors were found as a result of the check; only three of the errors were significant enough to be material. All errors were corrected in the digital database. Wardrop also collected nine grab samples from the property. The purpose of the Wardrop sampling was only to determine if the property contained mineralization in the same order of magnitude as had been previously reported by Peñoles and MMR. The sampling program was not designed as a check assay program to validate the previous assay values. The sampling program did confirm that the property does contain mineralization in the same order of magnitude that had been previously reported by Peñoles and MMR.

Table 14.1 contains the assay results of the samples collected by Wardrop. The Wardrop grab samples were assayed by ALS Chemex in Vancouver. The samples remained in Wardrop’s control until they were hand delivered to the assay laboratory.

Table 14.1           Wardrop Check Grab Samples

Sample No.	Grab Sample Location	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)
C048057	La Dura Vein Dos Amigos	3.69	0.27	5.42	7.23	254
C048058	Argentina Vein	0.591	0.24	5.39	2.09	2770
C048059	Argentina Level A	0.659	0.90	2.52	1.92	2250
C048060	Veta Madre	7.48	0.90	3.58	8.43	472
C048061	Veta Madre/Cantarannas	3.23	0.08	0.70	2.31	490
C048062	Veta Madre	4.96	0.42	5.20	13.85	1565
C048063	Animas Vein/Elisa Mine	1.3	0.08	1.55	0.51	670
C048064	Animas/Barbie Mine	0.817	0.20	4.44	14.15	199
C048065	Veta Madre 1420 lv Mine	1.24	0.00	0.02	0.11	9

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1 5 . 0	A D J A C E N T P R O P E R T I E S

There are other small mines in the Topia area that are operated by private individuals. These mines were not visited and are not considered material to the Topia property. Wardrop did not visit any of the surrounding mine as part of the site visit.

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1 6 . 0	M I N E R A L P R O C E S S I N G A N D M E T A L L U R G I C A L T E S T I N G

The Topia project includes a milling facility immediately north of the town and below the Argentina adit. Great Panther re-furbished the mill during the second half of 2005 and re-commissioned the mill in December 2005. Presently and since June 2006, the mill has been operating at approximately 160 t/d. The mill consists of a two-stage closed circuit crushing process flowing to fine ore bins containing about 300 t of storage. Three grinding mills are located in the mill building with combined capacity of about 200 t/d.

Since Peñoles began production in 1952, a total of 1.38 million tonnes of ore have been processed through the mill. This includes some 64,000 tonnes of purchased ore. The average head grade from January to June 2009 was 527 g/t Ag, 0.58 g/t Au, 3.27% Pb, and 4.22% Zn. There are two small earth fill dams that appear to contain tailings and appear to have been filled to near capacity. The mill produces a lead concentrate and a zinc concentrate. Most of the silver and gold report to the lead concentrate, but some of the silver also reports to the zinc concentrate. Typically, the lead concentrate will contain about 8,559 g/t Ag, 7.8 g/t Au and 57.7% Pb while the zinc concentrate will average 477 g/t Ag and 54.2% Zn. Metal recoveries are estimated at 87% for Ag, 85% for Au, 92% for Pb, and 82% for Zn.

The concentrates are shipped by truck to the port of Manzanillo and sold to the concentrate buyer Louis Dreyfus Commodities of Geneva, Switzerland. The smelter does not pay for the copper contents of the ore and penalties are assigned if the arsenic contents exceed 0.3% and 0.1% of the lead and zinc concentrates, respectively. So the concentrates are sampled and blended if necessary to assure that the arsenic content of the concentrates do not exceed Louis Dreyfus Commodities’ acceptable limits.

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1 7 . 0	M I N E R A L R E S O U R C E A N D M I N E R A L R E S E R V E E S T I M A T E S

1 7 . 1	E X P L O R A T O R Y D A T A A N A L Y S I S

17.1.1	ASSAYS

For the purpose of this report, only the Argentina veins were re-estimated. All data for the other veins remained unchanged from the 2006 Wardrop report. For the Argentina vein only, a total of 1,542 samples were used for block interpolation. These comprised 1,215 underground samples collected by Peñoles, 327 channel samples collected by MMR, and 18 drill hole intersections. Prior to block modelling, the assay data were examined to determine if there was a statistical difference between the Peñoles and MMR databases. Both datasets appeared very similar and no bias was observed. The Peñoles dataset has slightly higher lead and zinc values than the MMR samples. This is probably a reflection that Peñoles was mining higher grade material, which would be expected as Peñoles operated the mine during lower metal prices and probably at a higher cut-off than is permissible today.

17.1.2	CAPPING

All assay data were reviewed prior to block modelling for possible erratic high values or outliers. The data were plotted on histograms and cumulative distribution curves to identify possible outliers. Each element was then evaluated at different capping levels by plotting the average grade of the sample population against the capping level to identify the appropriate capping level. Based on this analysis, Wardrop decided to cap silver at 2,000 g/t, gold at 6 g/t, and lead and zinc at 20%. Table 17.1 summarizes the statistics for the capped and uncapped assays.

Table 17.1           Statistical Data for Capped and Uncapped Assays

	Ag	Ag Cap	Au	Au Cap	Pb	Pb Cap	Zn	Zn Cap
Valid Cases	1,542	1,542	1,542	1,542	1,542	1,542	1,542	1,542
Mean	822	624	0.58	0.56	7.13	6.24	4.36	4.23
Medium	338	338	0.30	0.30	2.70	2.70	1.99	1.99
90th Percentile	1,899	1,899	1.5	1.5	19.57	19.57	12.4	12.4
95th Percentile	3,187	2,000	2	2	26.88	20	16.6	16.6
99th Percentile	7,692	2,000	3.5	3.5	41.00	20	25.43	20
Maximum	20,240	2,000	15	6	66.92	20	35.60	20
Percent Capped	0	9.2	0	0.25	0	9.5	0	2.7

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17.1.3	COMPOSITES

In order to normalize the assay data, raw assay values are often composited to a standard length; however, the Topia underground channel samples were collected to represent the vein material only. Each sample was collected across the width of the vein, and no or little sampling was carried out into the footwall or hanging wall of the vein. In this situation, the assay data was normalized to the width of the vein. Compositing the assay data to a standardized assay length would not be representative of the mining method used at the mine as the veins are being mined by resuing and ore mining widths are similar to the actual width of the vein and the sampling intervals. For this reason, the assay data was essentially composited to the horizontal width of the veins. Assay data from drill holes were also composited to vein width.

1 7 . 2	R E S O U R C E B L O C K M O D E L

The geological interpretation and resource model were carried out using three-dimensional (3D) geological modelling software provided by Gemcom Software International Inc. of Vancouver. Modelling was carried out in GEMS, Version 6.13. The model is oriented so that model north is parallel to grid north. The block model limits are as outlined in Table 17.2. The model coordinates are in Peñoles mine grid, which has been tied in to the UTM WGS 84 coordinate system. All underground sample locations have been surveyed and tied in to the surface grid. The model includes fields for rock type, bulk density, silver, gold, lead, zinc, percent, kriging variance, number of composites used, average distance of composites used, net smelter return, and resource class.

Table 17.2           Block Model Limits

	From	To	No. of Blocks	Block Size
Easting	4090	5090	100	10 m
Northing	6020	6340	32	10 m
Elevation	1400	2010	61	10 m

17.2.1	BULK DENSITY

Great Panther collected a total of 68 samples for specific gravity (SG) determinations during the recent drilling program: 31 samples were from quartz dominated veins and 37 were from barite dominated veins. The average SG of the 31 quartz vein samples was 2.64, which correlates well with the 2.65 SG value used by Peñoles when they operated the Topia Mine. The average value of the 37 samples from the barite bearing veins, Argentina and Rosario, was 2.81.

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Because bulk density (SG) determinations were not carried out on every sample there was insufficient data to interpolate SG in the block model; instead, the SG for the block model was fixed by rock type. Host rock or andesite was assigned a default SG of 2.67 and barite bearing veins were assigned an SG of 2.81.

17.2.2	GEOLOGICAL MODEL

The Argentina veins were modelled on plan view honouring the true width of the viens at the underground sample locations along drifts and on vertical section honouring the drill hole intersections. The wireframes representing the veins were then clipped by wireframes representing the underground workings. These clipped 3D wireframes were used to code the block model. Each wireframe representing a vein was assigned a corresponding rock code from Table 17.3. Because the veins are very narrow, the model was coded with a percent value which represents the volume of the block containing vein material.

Table 17.3           Block Model Rock Type Codes

Block Model Rock Code	Rock Type
0	Air
19	Argentina West Foot Wall
20	Argentina
99	Waste

17.2.3	SPATIAL ANALYSIS OF GRADES

Geostatisticians use a variety of tools to describe the pattern of spatial continuity, or strength of the spatial similarity of a variable with separation distance and direction. The correlogram measures the correlation between data values as a function of their separation distance and direction. The distance at which the correlogram reaches the maximum variance is called the "range of correlation" or simply the range. The range of the correlogram corresponds roughly to the more qualitative notion of the "range of influence" of a sample; it is the distance over which sample values show some persistence or correlation. The shape of the correlogram describes the pattern of spatial continuity. A very rapid decrease near the origin is indicative of short scale variability. A more gradual decrease moving away from the origin suggests longer scale continuity.

Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 90, 120, 150, 180, 210, 240, 270, 300, and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 and 60 degrees in addition to horizontally. Lastly, a correlogram was calculated in the vertical direction. Using the 24 correlograms, an algorithm determined the best-fit model. This model is described by the nugget (C0), two nested structure variance contributions (C1, C2),

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ranges for the variance contributions, and the model type (spherical or exponential). After fitting the variance parameters, the algorithm then fits an ellipsoid to the 48 ranges from the directional models for each structure. The final models of anisotropy are given by the lengths and orientations of the axes of the ellipsoids.

Variography, using Sage 2001 software, was completed for the veins at Topia. Results of the variography on the entire sample population were mixed and appear to indicate that more than one geostatistical domain existed so the veins were separated into three discreet domains: Argentina, Madre, and Dura-Animas. The Madre and Dura-Animas domains are very similar and could probably be combined in a single domain. Individual correlograms were calculated for Ag, Au, Pb, and Zn (results are summarized in Table 17.4); all domains were modelled with a nugget and two nested spherical structures. Rotation angles are set to correspond to Gemcom’s rotational convention, which follows the right hand rule with rotation about Z axis being positive when X moves towards the Y axis, and rotation about the Y axis is positive when Z moves towards the X axis.

Table 17.4           Grade Interpolation Parameters

	Domain	Model	Z Rotation	Y Rotation	Z Rotation	Z Range	Y Range	X Range
Ag	Argentina	C0=0.6
		C1=0.305	10	-30	41	22.5	32	7.8
		C2=0.095	-85	82	37	114	260	63
Au	Argentina	C0=0.6
		C1=0.318	-22	-68	60	18	33	6.2
		C2=0.082	-56	1	-19	28	512	144
Pb	Argentina	C0=0.55
		C1=0.225	8	-1	-13	33	20	12
		C2=0.225	-53	-71	76	41	165	700
Zn	Argentina	C0=0.55
		C1=0.119	-36	-43	-3	39	15.5	25
		C2=0.331	13	-16	-53	43	397	223

17.2.4	INTERPOLATION PLAN

Grades were interpolated within the block model using the ordinary kriging (OK) interpolation method with weighting parameters based on the correlogram data presented in Table 17.4. Grades were interpolated for capped and uncapped values. Interpolation was based on a search ellipse designed from the correlogram information, vein orientation, and sample data distribution. The grades were interpolated in two separate passes. Table 17.5 summarizes the search ellipses used for grade interpolations.

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Table 17.5           Search Ellipse Parameters for Grade Interpolations

		Axes	Ranges
Domain	Pass	Rotation	(m)
Argentina	1	Z=20	X=39
		X=70	Y=25
		Z=0	Z=15
Argentina	2	Z=20	X=60
		X=70	Y=60
		Z=0	Z=15

Grades were only interpolated if at least three samples were found within the search ellipse and a maximum of eight samples were used to interpolate any block. Sample selections for grade interpolations were restricted by domains and by veins as indicated in Table 17.6.

Table 17.6           Sample Selection Criteria for Grade Interpolation

Rock	Codes Used
Code	for Interpolation	Domain
19	19	West Foot Wall
20	20	Argentina

17.2.5	MINERAL RESOURCE CLASSIFICATION

Mineral resources were classified in accordance with definitions provided by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) as stipulated in NI 43-101. The Topia mineral resources are classified by Wardrop as Measured, Indicated, and Inferred. Addition exploration potential exists within the lateral extensions of the mineralized veins but no estimate is provided for the exploration potential.

The Topia block model contains 5,161 partial blocks coded as being part of the Argentina vein system. There are 475 blocks classified as Measured, 972 as Indicated, 2,131 as Inferred, and 1,583 remained unassigned because of their relative distance to known data.

Blocks were classified as Measured mineral resource if the average distance of samples used for interpolation was less than or equal to 10 m, and a minimum of 3 samples were used to interpolate the grade into a block. Blocks were classified as Indicated mineral resource if the average distance of samples used for interpolation was greater than 10 m and less than or equal to 20 m, and a minimum of 3 samples were used to interpolate a grade into a block. Blocks were classified as Inferred mineral resource if the average distance of samples used for interpolation was greater than 20 m and less than or equal to 30 m, and a minimum of 3 samples were

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used to interpolate a grade into a block. In some cases, blocks classified as Inferred according to the above parameters were upgraded to Indicated if they were located between two levels.

The grade model was interpolated in two separate passes. After the first pass, blocks that still had a zero grade, the un-interpolated blocks, were interpolated using the Pass 2 search parameters as defined in Table 17.5 and assigned to the Inferred category if the average distance of samples used was less than 30 m. All blocks that were identified as vein but did not satisfy the above classification criteria were excluded from the resource tabulation.

The model was also visually examined for reasonableness of interpolation and class assignment.

17.2.6	MINERAL RESOURCE TABULATION

Mineral resources were tabulated using a NSR. The NSR include a 33% dilution factor and was based on metal prices and recoveries as outlined in Table 17.7.

Table 17.7           NSR Calculation Factors

	Metal Price	Recovery
Metal	(US$)	(%)
Ag	12.50/oz	87
Au	890/oz	85
Pb	0.625/lb	92.2
Zn	0.625/lb	82

The 2009 Argentina mineral resource calculation was based on a minimum NSR value of US$75/t (75% of total operating costs). This is applicable at Topia since the general and administrative (G&A) costs are US$25/t. Current operating costs for the Argentina veins are US$100/t ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs.

Based on the above, Wardrop estimated that the Argentina veins at the Topia Mine contain 117,244 tonnes in the combined capped Measured plus Indicated categories averaging 651 g/t Ag, 0.710 g/t Au, 6.37% Pb, and 4.64% Zn at a US$75 NSR cutoff. In addition the Argentina veins also contain 152,189 tonnes of capped Inferred mineral resources averaging 690 g/t Ag, 0.972 g/t Au, 5.36% Pb, and 3.67% Zn. The effective date of the estimate is March 31, 2009. The capped mineral resources are reported in Table 17.8 and uncapped mineral resources are reported in Table 17.9.

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Table 17.8 Capped Mineral Resources at US$75 NSR Cut-off

			Ag	Au	Pb	Zn
Veins	Cut-off	Tonnage	(g/t)	(g/t)	(%)	(%)	Class
Argentina	Measured >$75	40,015	669	0.704	6.85	4.78	1.0 (Measured)
	Indicated >$75	77,229	642	0.713	6.12	4.58	2.0 (Indicated)
	Inferred >$75	152,189	690	0.972	5.36	3.67	3.0 (Inferred)
Measured + Indicated		117,244	651	0.710	6.37	4.64

Note: Capping level – 2,000 g/t Ag, 6 g/t Au, 20% Pb, 20% Zn.

Table 17.9           Uncapped Mineral Resources at US$75 NSR Cut-off

			Ag	Au	Pb	Zn
Veins	Cut-off	Tonnage	(g/t)	(g/t)	(%)	(%)	Class
Argentina	Measured >$75	40,192	901	0.732	7.74	4.94	1.0 (Measured)
	Indicated >$75	77,505	836	0.733	6.81	4.74	2.0 (Indicated)
	Inferred >$75	152,356	834	0.989	5.84	3.72	3.0 (Inferred)
Measured + Indicated		117,697	858	0.732	7.12	4.81

The mineral resources are also reported at a US$100 NSR cut-off. Based on the above, Wardrop estimated that the Argentina veins at the Topia Mine contain 103,397 tonnes in the combined capped Measured plus Indicated categories averaging 703 g/t Ag, 0.748 g/t Au, 6.76% Pb, and 4.91% Zn at a US$100 NSR cutoff. In addition, the Argentina veins also contain an additional 142,449 tonnes of capped Inferred mineral resources averaging 720 g/t Ag, 1.008 g/t Au, 5.48% Pb, and 3.74% Zn. The effective date of the estimate is March 31, 2009. The capped and uncapped mineral resources are reported in Table 17.10 and Table 17.11.

Table 17.10          Capped Mineral Resources at US$100 NSR Cut-off

			Ag	Au	Pb	Zn
Veins	Cut-off	Tonnage	(g/t)	(g/t)	(%)	(%)	Class
Argentina	Measured >$100	35,542	720	0.740	7.25	5.00	1.0 (Measured)
	Indicated >$100	67,855	693	0.752	6.51	4.87	2.0 (Indicated)
	Inferred >$100	142,449	720	1.008	5.48	3.74	3.0 (Inferred)
Measured + Indicated		103,397	703	0.748	6.76	4.91

Note: Capping level – 2,000 g/t Ag, 6 g/t Au, 20% Pb, 20% Zn.

Table 17.11          Uncapped Mineral Resources at US$100 NSR Cut-off

			Ag	Au	Pb	Zn
Veins	Cut-off	Tonnage	(g/t)	(g/t)	(%)	(%)	Class
Argentina	Measured >$100	35,816	980	0.769	8.23	5.17	1.0 (Measured)
	Indicated >$100	68,021	916	0.776	7.28	5.05	2.0 (Indicated)
	Inferred >$100	143,274	871	1.022	5.98	3.80	3.0 (Inferred)
Measured + Indicated		103,837	938	0.774	7.61	5.09

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Topia Mine Project – Resource Estimate for the Argentina Veins

17.2.7	BLOCK MODEL VALIDATION

The block model was validated by examining the block model results and comparing with the original channel sample data on sections and plans (Figure 17.1) . The validation by section was of limited use as all the channel samples were collected on levels so only limited samples are available for comparison on sections. The validation of the block model grades by levels agreed well with the original channels sample data. Wardrop also compared the 2009 estimation with the 2006 estimation and both estimates were similar; however, the 2009 estimate was larger due to better control on the actual location of stopes.

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Topia Mine Project – Resource Estimate for the Argentina Veins

Figure 17.1           Comparison of Block NSR with Original Sample NSR at Level 1591

6200.0Y
6150.0Y
4600.0X
4650.0X
4700.0X
NSR
10 50
50 80
80 100
100 180
180 1000

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Topia Mine Project – Resource Estimate for the Argentina Veins

1 8 . 0	O T H E R R E L E V A N T D A T A A N D I N F O R M A T I O N

The Topia Mine is producing at a rate of approximately 160 t/d. There are no mineral reserves defined for the mine. The mine is operating on existing known areas of mineralization and mining is being carried out by contract miners along the lateral extensions of previously mined areas. The veins are being mined by the resuing method, which involves mining the waste and the ore separately. The waste is generally blasted out first and the ore is taken out with a secondary blast. The method is effective for narrow mineralized horizons and appears to be working well at Topia.

The ore is carried to surface by rail cars pushed by hand or by small diesel scoops. The ore is transported to the milling facility situated near the Argentina adit by truck along rough dirt roads. The ore is stored in eight bins outside the mill; the bins are arranged by portals as opposed to veins so each ore bin contains ore from several veins.

The mill consists of a two-stage closed circuit crushing process flowing to fine ore bins containing about 300 tonnes of storage. Three grinding mills are located in the mill building with combined capacity of about 200 t/d. The average head grade processed by the mill from January to June 2009 was 527 g/t Ag, 0.58 g/t Au, 3.27% Pb, and 4.22% Zn. The mill produces a lead concentrate and a zinc concentrate. Most of the silver and gold report to the lead concentrate, but some of the silver also reports to the zinc concentrate. Metal recoveries are estimated at 87% for Ag, 85% for Au, 92.2% for Pb, and 82% for Zn. The concentrates are shipped by truck to the port of Manzanillo and sold to the concentrate buyer Louis Dreyfus Commodities of Geneva, Switzerland.

Wardrop has not carried out the work necessary to determine if any of the mineral resources could be upgraded to mineral reserves. The mineral resources detailed in this report do not have demonstrated economic viability and do not constitute mineral reserves as defined in Section 1.3 of NI 43-101.

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Topia Mine Project – Resource Estimate for the Argentina Veins

1 9 . 0	I N T E R P R E T A T I O N A N D C O N C L U S I O N S

Effective March 31, 2009, the Argentina veins at the Topia Mine contained a mineral resource that comprised 117,244 tonnes in the combined capped Measured plus Indicated categories averaging 651 g/t Ag, 0.710 g/t Au, 6.37% Pb, and 4.64% Zn at a US$75 NSR cut-off. In addition, the Argentina veins also contain 152,189 tonnes of capped Inferred mineral resources averaging 690 g/t Ag, 0.972 g/t Au, 5.36% Pb, and 3.67% Zn. The veins are narrow (less than 0.5 m) but the lateral continuity of the veins is impressive, extending for several kilometres.

The mineral resources estimated are only for the Argentina veins at Topia. The mine contains approximately 20 separate veins. The resource estimated in 2006 by Wardrop remains unchanged for all the other veins as mining operations since 2006 have been concentrating on new mine development of these veins and not from the resources estimated in 2006. Given the good continuity of the vein structures, it is likely that additional mineral resources could be identified by developing along strike extensions of the known veins such as west of the Argentina vein and with closer spaced drilling down-dip from the current development levels.

Because of the steep dip of the veins and the steep topography of the Topia area, exploration may be best achieved by drilling shallow dipping holes from underground drilling platforms.

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Topia Mine Project – Resource Estimate for the Argentina Veins

2 0 . 0	R E C O M M E N D A T I O N S

Great Panther should prepare a detailed stope and mine plan so that the Measured and Indicated mineral resources can be converted into proven and probable mineral reserves. These recommendations can be funded from the current operating capital generated from the mining operations.

MMR should continue with mineral resource estimates on various veins developed by drifting along the veins. Veins currently being developed by drifting are Don Benito, Cantarranas, Hormiguera, El Rosario, San Gregorio, and Recompensa. Development is guided by widely spaced (50 to 100 m) surface core holes, as well as by ongoing closely spaced (20 to 30 m) underground core drilling.

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Topia Mine Project – Resource Estimate for the Argentina Veins

2 1 . 0	R E F E R E N C E S

CIM (1996) Mineral Resource/Reserve Classification, Categories, Definitions, and Guidelines. Canadian Mining and Metallurgical Bulletin, Vol. 89, No. 1003

Cavey, G. (2003) Summary Report on the Topia Project; prepared for Great Panther Resources Limited, 27 p.

Slim, B. (2005) Topia Mines Project Evaluation; prepared for Great Panther Resources Limited, 39 p.

Loucks, R., Lemish, J. and Damon, P. (1988) Polymetallic Epithermal Fissure Vein Mineralization, Topia, Durango, Mexico: Part I. District Geology, Geochronology, Hydrothermal Altereation, and Vein Mineralogy. Bulletin of Economic Geology, vol. 83 pp. 1499-1528.

Loucks, R., and Peterson, U. (1988) Polymetallic Epithermal Fissure Vein Mineralization, Topia, Durango, Mexico: Part II. Silver Mineral Chemistry and High Resolution Patterns of Chemical Zoning in Veins. Bulletin of Economic Geology vol. 83 pp. 1529-1559.

WEBSITES

Monthly Weather Review- Climate of Mexico:
http://docs.lib.noaa.gov/rescue/mwr/Suppl/no33-1930.pdf

Wikipedia:
http://en.wikipedia.org/wiki/Geography_of_Mexico

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Topia Mine Project – Resource Estimate for the Argentina Veins

2 2 . 0	C E R T I F I C A T E O F Q U A L I F I E D P E R S O N

I, Gilles Arseneau of North Vancouver, BC, do hereby certify that as an author of this “TOPIA MINE PROJECT – RESOURCE ESTIMATE FOR THE ARGENTINA VEINS”, dated August 13, 2009, I hereby make the following statements:

•	I am Manager of Geology with Wardrop Engineering Inc. with a business address at 800-555 West Hastings Street, Vancouver, BC, V6B 1M1.

•	I have a B.Sc. in Geology from the University of New Brunswick, 1979, a M.Sc. in Geology from the University of Western Ontario, 1984, and a Ph.D. in Geology from the Colorado School of Mines, 1995.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #25474).

•	I have practiced my profession in mineral exploration continuously since graduation. I have over twenty years of experience in mineral exploration and I have seven years experience preparing mineral resource estimates using block modelling software.

•	I have read the definition of “qualified person” set out in NI 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am responsible for Sections 1.0 to 16.0 and 18.0 to 21.0 of the technical report. I visited the property from October 2 to 5, 2006 and October 26 to 28, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the Issuer as described in Section 1.4 of NI 43-101.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 13th day of August at Vancouver, British Columbia.

“Original Document, Revision 03 signed
and sealed by Gilles Arseneau, P.Geo”
Dr. Gilles Arseneau, P.Geo.
Manager of Geology
Wardrop Engineering Inc.

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Topia Mine Project – Resource Estimate for the Argentina Veins

C E R T I F I C A T E O F Q U A L I F I E D P E R S O N

I, Michael Waldegger, of Vancouver, BC, do hereby certify that as an author of this “TOPIA MINE PROJECT – RESOURCE ESTIMATE FOR THE ARGENTINA VEINS”, dated August 13, 2009, I hereby make the following statements:

•	I am a Geologist with Wardrop Engineering Inc. with a business address at #800 – 555 West Hastings St., Vancouver, BC, V6B 1M1.

•	I am a graduate of The University of Ottawa, (B.Sc. Hon. Geology, 1997).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #33582).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience includes 10 years of mineral exploration and 5 years of resource modelling using geological modelling software.

•	I am responsible for the preparation of Section 17.0 of the technical report.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

Signed and dated this 13th day of August, 2009 at Vancouver, British Columbia.

“Original Document, Revision 03 signed
and sealed by Michael Waldegger, P.Geo”
Michael Waldegger, P.Geo.
Geologist
Wardrop Engineering Inc.

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Topia Mine Project – Resource Estimate for the Argentina Veins